UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 April, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   2009 Final Dividend - Scrip Alternative

CRH plc ("the Company")

29th April 2010

2009 FINAL DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that, under the Company's Scrip Dividend Scheme, 38.82% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Final Dividend for 2009 to be paid on 10th May 2010.

As a result, a total of 7,308,591 Ordinary Shares of €0.32 each have been allotted pursuant to, and in accordance with, the terms of the Company's Scrip Dividend Scheme.  An application will be made for admission of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the Main Securities Market of the Irish Stock Exchange and the London Stock Exchange's market for listed securities.  Dealing in the New Shares is expected to commence on Monday, 10th May 2010.

Enquiries:

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   29 April, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director